Exhibit 99.2

Fresenius Medical Care AG

COMPLETE OVERVIEW OF THE FIRST QUARTER 2024

May 7, 2024

Investor Relations

phone: +49 6172 609 2525

email: ir@freseniusmedicalcare.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development by segment	page 6
Key metrics	page 7
Reconciliation results (outlook base)	page 8
Outlook 2024	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Copyright by Fresenius Medical Care AG

Statement of earnings

in € million, except share data, unaudited	Three months ended March 31,
	2024	2023	Change	Change at cc
Total revenue	4,725	4,704	0.4%	2.5%
Total revenue (outlook base) [1]	4,822	4,619		4.4%

Costs of revenue	3,551	3,555	-0.1%	1.9%
Selling, general and administrative expense	776	782	-0.8%	0.7%
Research and development expense	48	56	-14.3%	-13.9%
Income from equity method investees	(29)	(28)	4.8%	4.8%
Other operating income	(113)	(117)	-3.4%	-3.9%
Other operating expense	246	195	26.2%	30.5%
Operating income	246	261	-5.7%	-4.4%
Operating income (outlook base) [1]	416	338		23.0%

Interest income	(16)	(12)	29.6%	37.0%
Interest expense	104	95	9.7%	12.6%
Interest expense, net	88	83	6.8%	9.1%
Income before income taxes	158	178	-11.5%	-10.6%
Income tax expense	40	45	-11.2%	-10.8%
Net income	118	133	-11.6%	-10.6%
Net income attributable to noncontrolling interests	47	47	-0.3%	0.9%
Net income attributable to shareholders of FME AG	71	86	-17.8%	-16.9%
Net income attributable to shareholders of FME AG (outlook base) [1]	198	146

Weighted average number of shares	293,413,449	293,413,449		35.3%

Basic earnings per share	€0.24	€0.29	-17.8%	-16.9%
Basic earnings per ADS	€0.12	€0.15	-17.8%	-16.9%

Operating income	246	261	-5.7%	-4.4%
Depreciation, amortization and impairment loss	512	438	17.0%	20.7%
EBITDA	758	699	8.5%	11.3%

In percent of revenue
Operating income margin	5.2%	5.5%
Operating income margin (outlook base) [1]	8.6%	7.3%
EBITDA margin	16.1%	14.9%

1 Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement in Q4 2023. For a reconciliation please refer to the table on page 8.

Statement of earnings	page 2 of 9	May 7, 2024

Segment information

unaudited	Three months ended March 31,
	2024	2023	Change	Change at cc
Total
Revenue in € million	4,725	4,704	0.4%	2.5%
Revenue in € million (outlook base) [1]	4,822	4,619		4.4%
Operating income in € million	246	261	-5.7%	-4.4%
Operating income in € million (outlook base) [1]	416	338		23.0%
Operating income margin	5.2%	5.5%
Operating income margin (outlook base) [1]	8.6%	7.3%

Days sales outstanding (DSO) [2]	76	76
Employees (headcount)	117,128	125,231

Care Delivery segment
Revenue in € million	3,788	3,756	0.9%	2.7%
Revenue in € million (outlook base) [1]	3,859	3,669		5.2%
Operating income in € million	189	284	-33.7%	-33.6%
Operating income in € million (outlook base) [1]	357	287		24.5%
Operating income margin	5.0%	7.6%
Operating income margin (outlook base) [1]	9.3%	7.8%

Days sales outstanding (DSO) [2]	71	71

Care Enablement segment
Revenue in € million	1,297	1,311	-1.0%	1.5%
Revenue in € million (outlook base) [1]	1,330	1,303		2.1%
Operating income in € million	70	(24)	n.a.	n.a.
Operating income in € million (outlook base) [1]	80	65		22.7%
Operating income margin	5.4%	-1.9%
Operating income margin (outlook base) [1]	6.0%	5.0%

Days sales outstanding (DSO) [2]	92	92

Inter-segment eliminations [3]
Revenue in € million	(360)	(363)	-0.3%	1.4%
Revenue in € million (outlook base) [1]	(367)	(353)		3.9%
Operating income in € million	1	(9)	n.a.	n.a.
Operating income in € million (outlook base) [1]	(2)	(9)		-73.5%

Corporate
Operating income in € million	(14)	10	n.a.	n.a.
Operating income in € million (outlook base) [1]	(19)	(5)		271.9%

[1]	Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement in Q4 2023. For a reconciliation please refer to the table on page 8.

[2]	Includes receivables related to assets held for sale.

[3]	The Company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter- segment eliminations”.

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	page 3 of 9	May 7, 2024

Balance sheet

in € million, except for net leverage ratio, unaudited	March 31,	December 31,
	2024	2023
Assets
Cash and cash equivalents	1,148	1,403
Trade accounts and other receivables from unrelated parties	4,000	3,471
Inventories	2,216	2,179
Other current assets	1,919	1,648
Goodwill and intangible assets	16,036	16,012
Right-of-use assets	3,634	3,671
Other non-current assets	5,383	5,546
Total assets	34,336	33,930

Liabilities and equity
Accounts payable to unrelated parties	725	762
Other current liabilities	5,479	5,350
Non-current liabilities	13,000	12,991
Total equity	15,132	14,827
Total liabilities and equity	34,336	33,930

Equity/assets ratio	44%	44%

Debt and lease liabilities
Short-term debt from unrelated parties	109	457
Current portion of long-term debt	796	487
Current portion of lease liabilities from unrelated parties	592	593
Current portion of lease liabilities from related parties	25	24
Long-term debt, less current portion	7,017	6,960
Lease liabilities from unrelated parties, less current portion	3,386	3,419
Lease liabilities from related parties, less current portion	106	110
Debt and lease liabilities included within liabilities directly associated with assets held for sale	162	137
Total debt and lease liabilities	12,193	12,187
Minus: Cash and cash equivalents[1]	(1,192)	(1,427)
Total net debt and lease liabilities	11,001	10,760

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measures
Net income	717	732
Income tax expense	296	301
Interest income	(92)	(88)
Interest expense	434	424
Depreciation and amortization	1,588	1,613
Adjustments[2]	502	409
Annualized adjusted EBITDA	3,445	3,391

Net leverage ratio	3.2	3.2

1      Includes cash and cash equivalents included within assets held for sale.

2     Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2024: -€14 M; 2023: -€35 M), non-cash charges, primarily related to pension expense (2024: €56 M; 2023: €56 M), impairment loss (2024: €238 M; 2023: €139 M) and special items, including costs related to the FME25 Program (2024: €108 M; 2023: €106 M), Legal Form Conversion Costs (2024: €30 M; 2023: €30 M), Legacy Portfolio Optimization (2024: €95 M; 2023: €128 M) and Humacyte Remeasurements (2024: -€11 M; 2023: -€15 M).

Balance sheet	page 4 of 9	May 7, 2024

Cash flow statement

in € million, unaudited	Three months ended March 31,
	2024	2023
Operating activities
Net income	118	133
Depreciation, amortization and impairment loss	512	438
Change in trade accounts and other receivables from unrelated parties	(669)	(406)
Change in inventories	(41)	(88)
Change in other working capital and non-cash items	207	66
Net cash provided by (used in) operating activities	127	143
In percent of revenue	2.7%	3.0%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(134)	(142)
Proceeds from sale of property, plant and equipment	5	1
Capital expenditures, net	(129)	(141)

Free cash flow	(2)	2
In percent of revenue	0.0%	0.0%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	0	(4)
Investments in debt securities	0	(45)
Proceeds from divestitures	40	12
Proceeds from sale of debt securities	21	15
Free cash flow after investing activities	59	(20)

Cash flow	page 5 of 9	May 7, 2024

Revenue development by segment

						Same market
				Change	Organic	treatment
in € million, unaudited	2024	2023	Change	at cc	growth	growth [1]
Three months ended March 31,
Total revenue	4,725	4,704	0.4%	2.5%	4.8%
Care Delivery segment	3,788	3,756	0.9%	2.7%	5.9%	0.0%
Thereof: U.S.	3,102	3,003	3.3%	4.5%	6.2%	-0.7%
Thereof: International	686	753	-8.8%	-4.4%	4.4%	1.4%

Care Enablement segment	1,297	1,311	-1.0%	1.5%	1.6%

Inter-segment eliminations	(360)	(363)	-0.3%	1.4%

1 Same market treatment growth = organic growth less price effects

Health care services and health care products revenue by segment

	2024				2023
		Care	Inter-			Care	Inter-
in € million, unaudited	Care Delivery segment	Enablement segment	segment eliminations	Total	Care Delivery segment	Enablement segment	segment eliminations	Total
Three months ended March 31,
Health care services revenue	3,748	—	—	3,748	3,713	—	—	3,713
Health care products revenue	40	937	—	977	43	948	—	991
Inter-segment revenue	—	360	(360)	—	—	363	(363)	—
Revenue	3,788	1,297	(360)	4,725	3,756	1,311	(363)	4,704

Revenue development by segment	page 6 of 9	May 7, 2024

Key metrics Care Delivery segment

unaudited	Three months ended March 31, 2024
		Growth in %	Net change in		Growth in %		Growth in %
	Clinics	yoy	clinics [1]	Patients	yoy	Treatments	yoy
Total	3,862	-5%	(63)	324,884	-5%	12,277,650	-4%
Thereof: U.S.	2,617	-1%	2	205,610	0%	7,630,349	-1%
Thereof: International	1,245	-13%	(65)	119,274	-13%	4,647,301	-9%

1 Net change in clinics (acquired, de novo, combined, closed and sold) in comparison to December 31, 2023.

yoy = year-on-year

Key metrics	page 7 of 9	May 7, 2024

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook (outlook base)

		Special items									Special items
in € million, except share data, unaudited	Results 2024	FME25 Program	Legal Form Conversion Costs	Legacy Portfolio Optimization[1]	Humacyte Remeasurements	Sum of special items	Results 2024 excl. special items	Currency translation effects	Results 2024 (outlook base)	Results 2023	FME25 Program	Legal Form Conversion Costs	Legacy Portfolio Optimization[1]	Humacyte Remeasurements	Divestitures[2]	Sum of special items and divestitures	Results 2023 (outlook base)	Change at cc (outlook base)
Three months ended March 31,
Total revenue	4,725	—	—	—	—	—	4,725	97	4,822	4,704	—	—	—	—	(85)	(85)	4,619	4.4%
Care Delivery segment	3,788	—	—	—	—	—	3,788	71	3,859	3,756	—	—	—	—	(87)	(87)	3,669	5.2%
Thereof: U.S.	3,102	—	—	—	—	—	3,102	37	3,139	3,003	—	—	—	—	(41)	(41)	2,962	6.0%
Thereof: International	686	—	—	—	—	—	686	34	720	753	—	—	—	—	(46)	(46)	707	1.7%
Care Enablement segment	1,297	—	—	—	—	—	1,297	33	1,330	1,311	—	—	—	—	(8)	(8)	1,303	2.1%
Inter-segment eliminations	(360)	—	—	—	—	—	(360)	(7)	(367)	(363)	—	—	—	—	10	10	(353)	3.9%

EBITDA	758	26	1	27	(15)	39	797	19	816	699	22	2	60	(19)	(16)	49	748	9.1%

Total operating income	246	28	1	143	(15)	157	403	13	416	261	26	2	84	(19)	(16)	77	338	23.0%
Care Delivery segment	189	12	—	147	—	159	348	9	357	284	17	—	1	—	(15)	3	287	24.5%
Care Enablement segment	70	16	—	0	(10)	6	76	4	80	(24)	10	—	83	—	(4)	89	65	22.7%
Inter-segment eliminations	1	—	—	(4)	—	(4)	(3)	1	(2)	(9)	—	—	—	—	—	—	(9)	-73.5%
Corporate	(14)	0	1	0	(5)	(4)	(18)	(1)	(19)	10	(1)	2	—	(19)	3	(15)	(5)	271.9%

Interest expense, net	88	—	—	—	—	—	88	2	90	83	—	—	—	—	0	0	83	8.8%

Income tax expense	40	8	0	36	(4)	40	80	0	80	45	6	1	23	(5)	(5)	20	65	22.9%

Net income attributable to noncontrolling interests	47	—	—	—	—	—	47	1	48	47	—	—	—	—	(3)	(3)	44	9.2%

Net income[3]	71	20	1	107	(11)	117	188	10	198	86	20	1	61	(14)	(8)	60	146	35.3%

Basic earnings per share	€0.24	€0.07	€0.00	€0.37	€(0.04)	€0.40	€0.64	€0.03	€0.67	€0.29	€0.07	€0.00	€0.21	€(0.04)	€(0.03)	€0.21	€0.50	35.3%

1 2024: mainly comprise the impairment of intangible and tangible assets resulting from the measurement of assets held for sale (primarily Brazil, Colombia, Ecuador, Turkiye) as well as losses from divestitures (driven by the divestment of Chile renal dialysis operations); 2023: mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023.

2 Business impacts from closed divestitures in 2023.

3 Attributable to shareholders of FME AG.

Reconciliation results (outlook base)	page 8 of 9	May 7, 2024

Outlook 2024

Outlook 2024
	Results 2023	(at Constant Currency)
Revenue[1]	€19,049 M	Low to mid-single digit percentage rate growth
Operating income[1]	€1,540 M	Mid to high-teens percentage rate growth

1 Outlook 2024 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2023 and excludes special items. Special items include the costs related to the FME25 Program, the Legal Form Conversion Costs, the impacts from Legacy Portfolio Optimization, the Humacyte Remeasurements and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The growth rates are based on the results 2023 excluding the costs related to the FME25 Program (€ 153 M for operating income), the Legal Form Conversion Costs (€30 M for operating income), the impacts from Legacy Portfolio Optimization (€204 M for operating income) and the Humacyte Remeasurements (-€15 M for operating income). Additionally, the results 2023 were adjusted for the Tricare settlement (-€191 M for revenue and -€181 M for operating income) and for the business impacts from closed divestitures in 2023 (-€214 M for revenue and -€20 M for operating income).

Outlook 2024	page 9 of 9	May 7, 2024